UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated May 30, 2018

Commission File Number: 001-38024

BeyondSpring Inc.

BeyondSpring Inc.
28 Liberty Street, 39th Floor
New York, New York 10005
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

CONTENTS

On May 29, 2018, the Company entered into a series of securities purchase agreements (each, a “Purchase Agreement” and collectively, the “Purchase Agreements”) with the investors described therein (each an “Investor” and collectively, the “Investors”) pursuant to which the Company agreed to issue and sell, in a registered offering by the Company an aggregate of 739,095 shares of the Company’s Ordinary Shares, par value $0.0001 per share (the “Shares”) at a purchase price of $27.06 per share. We expect that delivery of shares will occur on or about May 30, 2018.

The gross proceeds from the offering were $20,000,000 million, before deducting expenses.

Under the terms of each Purchase Agreement, the Shares were offered pursuant to a registration statement on Form F-3 (File No. 333-224437), which was filed with the Securities and Exchange Commission on April 25, 2018 and was declared effective on May 3, 2018.

Under the terms of each Purchase Agreement, each Investor agreed to a customary lock-up period for sixty (60) days from the date of closing, during which time the Investors agreed not to sell the Shares, enter into any derivative transactions with respect to the Shares or publicly disclose the intention to do any of the foregoing, in each case without the Company’s prior written consent, subject to certain exceptions.

The foregoing description of the Purchase Agreements is not complete and is qualified in its entirety by reference to the full text of the Purchase Agreements, copies of which are filed herewith as Exhibits 10.1, 10.2, 10.3 and 10.4 to this Current Report on Form 6-K and are incorporated herein by reference.

Exhibit No.	Description

5.1	Opinion of Maples and Calder (Hong Kong) LLP, Cayman counsel to the Registrant, as to the validity of the ordinary shares being registered (including consent)

10.1	Securities Purchase Agreement dated as of May 29, 2018, by and between BeyondSpring Inc. and China Southern Dragon Dynamic Fund

10.2	Securities Purchase Agreement dated as of May 29, 2018, by and between BeyondSpring Inc. and Everbright Sun Hung Kai Co., Ltd.

10.3	Securities Purchase Agreement dated as of May 29, 2018, by and between BeyondSpring Inc. and New China Asset Management (Hong Kong) Limited

10.4	Securities Purchase Agreement dated as of May 29, 2018, by and between BeyondSpring Inc. and Tianyi HongKong Development Ltd.

23.1	Consent of Maples and Calder (Hong Kong) LLP (included in the opinion filed as Exhibit 5.1)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BeyondSpring Inc.

By:	/s/ Lan Huang

	Name:	Lan Huang

	Title:	Chairman and Chief Executive Officer

Date: May 30, 2018

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